August 22, 2012
Via EDGAR
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:     Airgas, Inc.
Form 10-K for the Year Ended March 31, 2012
Filed May 29, 2012
Form 8-K
Filed May 3, 2012
File No. 1-9344

Dear Mr. Decker:
The following supplements our letter to you dated August 3, 2012 with respect to our acknowledgment of the receipt of your comment letter dated July 27, 2012 on the above referenced filings (the “Comment Letter”).
Pursuant to a telephone call with you on August 9, 2012, Airgas, Inc. (the “Company”) respectfully requests an extension of an additional nine business days from our previously agreed to submission date of August 24, 2012 to respond to the Comment Letter. With our June 30, 2012 Form 10-Q filing on August 8, 2012, Annual Meeting of Stockholders on August 14, 2012, Board of Directors meetings on August 13 and 14, 2012 and the subsequent travels of our Corporate Controller and Director of Financial Reporting, we request the extension in order to permit sufficient time for an internal review of our responses at the appropriate levels of the Company. We hereby submit such request in writing and confirm that the Company will respond to the comments of the Staff set forth in the Comment Letter on or before September 7, 2012. Our understanding with you is that the extension has been approved subject to the submission of the request in writing.
We sincerely appreciate the Staff's courtesy in extending our response due date. If you have any questions or comments regarding the foregoing, please feel free to contact me at (610) 902-6031.
Very truly yours,
Airgas, Inc.
By: /s/ Robert M. McLaughlin
Robert M. McLaughlin
Senior Vice President and Chief Financial Officer